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                                        Filed Pursuant to Rule 424(b)(3) and (c)
                                                              File No. 333-82577
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 27, 1999)

  This Prospectus Supplement supplements the Prospectus dated September 27, 1999 (the "Prospectus") of Foundry Networks, Inc. relating to the public offering and sale by Foundry of 5,000,000 shares of common stock, par value $0.0001 per share, and the public offering and sale by Foundry of 750,000 shares of common stock pursuant to the exercise of the Underwriters' over-allotment option. This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified by reference to the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

Recent Developments.

  Foundry Networks, Inc. announced on October 5, 1999 that based on its preliminary estimates, revenues for the quarter ended September 30, 1999 will be in the range of approximately $36 million to $38 million, exceeding the Company's internal expectations for this quarter. The Company expects that the increased revenues will also have a positive effect on earnings for the quarter. The preceding statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Further, there can be no assurances that, in the future, Foundry will meet or exceed its internal expectations or those of public market analysts or investors. See "Risk Factors--We may not meet quarterly financial expectations, which could cause our stock price to decline" on Page 6 of the Prospectus for more detailed information regarding risks associated with meeting quarterly expectations.

           The date of this Prospectus Supplement is October 7, 1999